Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Office:+1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

VIA EDGAR

September 18, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, D.C. 20549

Re:	Yatra Online, Inc.

Schedule TO-T Filed August 19, 2026

Filed by Magna Holdings Ltd.

File No. 005-89731

To Whom it May Concern:

On behalf of Magna Holdings Ltd. (the “Company” or “Magna”), in this letter, we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 17, 2026 (the “September 17 Letter”), regarding the Company’s Schedule TO-T, File No. 005-89731, filed with the Commission on August 19, 2026 and subsequently amended and filed with the Commission on September 11, 2026 (as so amended, the “Schedule TO-T”), which amendment included as Exhibit (a)(1)(i) thereto the Amended and Restated Offer to Purchase dated September 11, 2026 (the “Offer to Purchase”), relating to an offer (the “Offer”) to acquire ordinary shares, par value $0.0001 per share, of Yatra Online, Inc.

For the Staff’s convenience, we have repeated below the Staff’s comments in the September 17 Letter in bold and have followed each comment seriatim with the Company’s applicable response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Schedule TO-T dated the date hereof (the “Second Amended Schedule TO-T”), which includes as Exhibit (a)(1)(i)(A) thereto Amendment No. 1 to the Amended and Restated Offer to Purchase dated the date hereof (the “Amendment No. 1”), which are being filed with the Commission contemporaneously with the submission of this letter. Capitalized terms not otherwise defined in this letter have the meanings ascribed to such terms in the Schedule TO-T.

General

1.	We note your responses to prior comments 1 and 4 in our letter dated August 27, 2026. Based on your revised disclosure, it appears that the Offer is being financed entirely by the sale of the Investor Shares. In your response letter, please explain why the holders of the Investor Shares were not included as offerors on the Schedule TO, or revise the Schedule TO-T to add them as filing persons. See the definition of “offeror” in General Instruction M to Schedule TO and Item 1000(d) of Regulation M-A. See also Questions 101.05 and 101.06 of the Tender Offer Rules and Schedules Corporation Finance Interpretations (March 17, 2023). If you add the holders of the Investor Shares as filing persons, please revise the Offer to Purchase as necessary to provide any additional disclosure required of them and ensure that they sign the Schedule TO.

Response: The Company reaffirms that Magna’s Memorandum of Association under British Virgin Island law provides for two classes of shares: 100 par value shares authorized, outstanding and held by Ms. Master (the “Management Shares”) and up to 99,900 authorized no-par value shares, of which are outstanding only (i) 23,654.998142 Series B shares, money from which is presently invested for purposes of the Offer (the “Investor Shares”), and (ii) certain Series C shares invested for purposes of a single completed purchase by Magna of debentures (which continue to be held thereby for investment) unrelated to the Offer and having no associated liabilities or other obligations of Magna. Pursuant to the Memorandum of Association, Ms. Master as the holder of the Management Shares manages the operations of Magna, whereas the outstanding no-par-value shares carry no control or voting rights, other than related to amendments to the organizational documents that adversely and differently affect holders as opposed to the holders of a different class of shares and there is no side agreement otherwise providing any such rights to any such holder. The Company further reaffirms that Magna has a full Board of Directors comprised of three co-equal directors.

Magna acknowledges, as referenced in the cited authorities, that the determination of who is a "bidder" for purposes of Regulation 14E does not necessarily stop with the entity making the offer and that a person "on whose behalf" the tender offer is being made should be included as a bidder. Magna respectfully submits, however, that a review of the facts and circumstances here, including as to the considerations expressly set forth in referenced Question 101.06, clearly indicates that no holder of Magna’s no-par-value shares should be considered a bidder as no such holder has any control or voting rights over Magna and, to wit, no such holder:

•	played any role in initiating, structuring, and negotiating the tender offer,
•	is acting together with Magna,
•	controls the terms of the Offer,
•	is providing conditional financing or is obtaining any financing for the Offer (since Magna is fully funded),
•	is involved in the decision on use of the funds raised by sale of no-par-value shares of Magna,
•	controls Magna, directly or indirectly,
•	formed Magna or cause it to be formed, nor
•	would beneficially own any Shares tendered in the Offer.

In summary, based on the foregoing, Magna affirms that no holder of the no-par-value shares of Magna should be deemed an offeror.

2.	We reissue in part prior comment 2 in our letter dated August 27, 2026. Please further revise to provide the information required by Item 1003(c)(2) of Regulation M-A for each of Magna's directors listed in Schedule A to your Schedule TO.

Response: Responsive disclosure has been added on Schedule A of the Second Amended Schedule TO-T.

3.	We note your response to prior comment 3 in our letter dated August 27, 2026. Please revise your offer materials to similarly explain why the financial disclosure described in Item 10 of Schedule TO is immaterial to a shareholder's decision whether or not to participate in the Offer.

Response: Responsive disclosure has been added on page 2 of the Amendment No. 1.

***

We thank the Staff for its review of the foregoing and the filed Second Amended Schedule TO-T/A, including the Amendment No. 1. If you have further comments, please feel free to contact the undersigned by email at gary.simon@hugheshubbard.com or by telephone at (212) 837-6770.

Sincerely,

HUGHES HUBBARD & REED LLP

/s/ Gary J. Simon
Gary J. Simon
Partner

Cc:	Magna Holdings Ltd.